Exhibit (e)(1)

EXCERPTS FROM THE DEFINITIVE PROXY STATEMENT ON SCHEDULE 14A

FILED BY THE COMPANY WITH THE SEC ON APRIL 25, 2017

Information About Director Appointments in Connection with the Pell Debt Conversion and Accelmed Investment

As a result of the Securities Purchase Agreement dated September 7, 2016 with Accelmed (the “Purchase Agreement”), and the Note Exchange Agreement dated September 7, 2016 with Mr. Pell (the “Note Exchange Agreement”), as of the record date for the 2017 Annual Meeting, Mr. Pell and Accelmed owned or controlled approximately 33% and 27%, respectively, of the outstanding common stock of the Company.

In connection with the Purchase Agreement, Accelmed and Mr. Pell entered into a voting agreement (the “Voting Agreement”), whereby Mr. Pell and Accelmed have agreed to vote their shares of the Company’s common stock for the other party’s nominees to the Board. Under the Voting Agreement, each of Mr. Pell and Accelmed are entitled to nominate two directors, with the remaining seats to be filled by nominees that are mutually agreed upon by Mr. Pell and Accelmed in accordance with the terms of the Voting Agreement. Mr. Pell subsequently nominated himself and Howard Zauberman to the Board, and Accelmed nominated Uri Geiger and Nachum Shamir. The Voting Agreement shall continue in effect until such time as Accelmed no longer owns any of the shares of common stock that Accelmed acquired pursuant to the Purchase Agreement However, Mr. Pell may terminate the Voting Agreement at any time Accelmed and its affiliates own in the aggregate less than 50% of the these purchased shares, and Accelmed may terminate the Voting Agreement at any time Mr. Pell and his affiliates own in the aggregate less than 50% of the shares of common stock issued to Mr. Pell pursuant to the Note Exchange Agreement.

The Voting Agreement is intended, in part, to qualify the Company as a “controlled company” under Nasdaq Rule 5615(c)(2), which permits the Company to utilize the controlled company exemption to the independent director requirements of Nasdaq Listing Rule 5605. Additionally, under the terms of the Purchase Agreement, the Company has agreed that principal Accelmed director shall serve as Chairman of the Board until Accelmed or its affiliates no longer own 50% of the shares purchased pursuant to the Purchase Agreement or unless otherwise agreed by Accelmed. Mr. Geiger currently serves as Chairman of the Board. The Company also amended its Bylaws to reduce the required quorum for all stockholder meetings to one-third of all issued and outstanding shares of voting stock of the Company.

Employment Agreements

Cogentix has employment agreements with each of Messrs. Hammers and Reynolds. Mr. Arnold has certain severance benefits as specified in his employment offer letter.

Effective July 11, 2016, Darin Hammers was appointed as the Chief Executive Officer and President of the Company. Mr. Hammers had been serving as the interim Chief Executive Officer and President of the Company since May 24, 2016. Under the terms of his Employment Agreement dated July 11, 2016, Mr. Hammers was granted (a) an option to purchase 300,000 shares of the Company’s common stock and (b) 100,000 shares of restricted stock. The option has an exercise price equal to the last sale price of the common stock as quoted on the NASDAQ on July 11, 2016, with a term of seven years, and becomes exercisable with respect to a cumulative 100,000 shares on the first, second and third anniversaries of the start date; provided Mr. Hammers remains an employee of the Company. The restricted stock will vest with respect to a cumulative one-third of the restricted shares on the first, second and third anniversaries of the start date. Mr. Hammers will be paid his base salary for 12 months and an amount equal to his last established target bonus following termination of his employment by the Company without Cause (as defined in the Employment Agreement) or by Mr. Hammers with Good Reason (as defined in the Employment Agreement). He is also entitled to a continuation of health benefits for twelve months.

Mr. Reynolds rejoined the Company as Executive Vice President, Chief Financial Officer and Corporate Secretary effective June 13, 2016.Under the terms of his Employment Agreement dated June 6, 2016, Mr. Reynolds was granted (a) an option to purchase 150,000 shares of the Company’s common stock and (b) 70,000 shares of restricted stock. The option has an exercise price equal to the last sale price of the common stock as quoted on the NASDAQ on his start date, June 13, 2016, with a term of seven years, and becomes exercisable with respect to a cumulative 50,000 shares on the first, second and third anniversaries of the start date; provided Mr. Reynolds remains an employee of the Company. The restricted stock will vest with respect to a cumulative one-third of the restricted shares on the first, second and third anniversaries of the start date. Mr. Reynolds will be paid his base salary for 12 months and an amount equal to his last established target bonus following termination of his employment by the Company without Cause (as defined in the Employment Agreement) or by Mr. Reynolds with Good Reason (as defined in the Employment Agreement). He is also entitled to a continuation of health benefits for twelve months.

Mr. Arnold, under the terms of his employment offer letter, will be paid, in the event the Company terminates his employment without cause, an amount equal to his monthly base salary multiplied by the number of full years of his employment with the Company, but in no event shall post-termination payments payable to Mr. Arnold be less than six or greater than twelve months’ salary.

For each named executive officer, in the event of a Change in Control, as defined in the 2015 Omnibus Plan, in which the Company is not the surviving entity and the equity awards are not assumed, vesting on all unvested options and restricted stock will accelerate. Within two years of a change in control when the Company is the surviving entity, vesting will accelerate on all unvested options and restricted stock if the executive’s employment were to be terminated by the Company without Cause or Adverse Action or by him for Good Reason, as defined in the 2015 Omnibus Incentive Plan. Such a Change in Control occurred in November 2016 with the closing of the Accelmed investment. However, if acceleration would constitute a “parachute payment” (as defined in Section 280G(b)(2) of the Internal Revenue Code), then the “payments” to such Participant will be reduced (or acceleration of vesting eliminated) to the largest amount as will result in no portion of such “payments” being subject to the excise tax imposed by Section 4999 of the Internal Revenue Code.

Each named executive officer, including Messrs. Hammers, Reynolds and Arnold, has executed an Employee Confidentiality, Inventions, Non-Solicitation and Non-Compete Agreement, under which the named executive officer agreed not to disclose confidential information, to assign to our company without charge all intellectual property relating to its business which is created or conceived during the term of employment, to not encourage employees to leave employment for any reason and to not compete with us during the term of employment and for a period of 12 months thereafter.

In connection with his resignation as President, Chief Executive Officer and Chairman of the Board effective May 23, 2016, Robert Kill is receiving severance payments pursuant to the terms of a Separation and Release Agreement dated May 23, 2016 (the “Separation and Release Agreement”). Pursuant to the terms of the Agreement, which includes certain mutual release of claims and also terminated Mr. Kill’s Employment Agreement dated July 22, 2013, as amended, (i) the Company is providing Mr. Kill with total severance payments in the amount of $1.5 million in installments commencing in July 2016 and ending in June 2018.

2